EXHIBIT 99.1

UPDATE FOR INVESTORS IN YM BIOSCIENCES INC.*

There has been a profound change in the scientific understanding of YM’s lead product, nimotuzumab, as described in a new abstract preceding a poster accepted for presentation at AACR on April 20th, 2009.

I am putting out this note because I am concerned that the importance of these findings would not surface in the current market environment in which larger issues dominate. However, the implications of these findings on the potential of our lead product, and therefore on the value of our Company, may be substantial.

The data describes findings that confirm the mechanistic reason why nimotuzumab is clinically effective without the toxicities that correlate with the efficacy of Erbitux® and Vectibix®.

We confirm that the correlation so generally described for the marketed drugs is true of those drugs, and the reason for their damage to normal cells is now clear.

The toxicity correlation is shown to be untrue for nimotuzumab because of the mechanistic difference – nimotuzumab requires bivalent binding for efficacy, as does Herceptin®. This bivalent binding requires a higher density of antigen than required by Erbitux® or Vectibix® as the higher affinity of these antibodies causes them to also bind monovalently.

This monovalent binding causes the damage to normal cells that results in the range of debilitating, socially and financially costly toxicities that affect patients on those drugs.

YM’s work to be presented at the 100th AACR conference in San Diego on April 20th (Abstract #2763; Hall B-F, Poster Section 31; Session ID: Clinical Research 10) builds on the first description of the understanding of mechanistic differences of nimotuzumab presented at AACR in April 2008.

Clinical activity on nimotuzumab continues worldwide with more than 15 Phase II and Phase III trials currently ongoing. Ten of the trials are at YM or its licensees. Two of the Phase III trials are considered pivotal.

All of the current trials either target tumours that generally over-express EGFR, or involve regimens known to elevate the density and activity of EGFR, the target for nimotuzumab. High or medium expression of EGFR results in nimotuzumab’s receptor binding being equivalent to the binding of Erbitux® and Vectibix®.

The consequences of the work are to elevate YM’s high confidence in nimotuzumab’s ability to compete against Erbitux® by delivering efficacy without elevated toxicities and addressing large markets in the appropriate tumour types.

*All information in this document is public information and non-confidential	April 2, 2009

The US Senate Committee on Foreign Relations received a Staff Report on “Changing Cuba Policy – In the United States National Interest” on February 23, 2009. The Letter of Transmittal for the report, signed by Senator Richard Lugar, affirmed “... recent leadership changes [in the US and Cuba] have created an opportunity for the United States to revaluate a complex relationship marked by misunderstanding, suspicion and open hostilities. ... we must deal with the Cuban regime in a way that enhances US interests.”

In the report the authors say: “In addition, staff suggests reviewing the potential for legislative action to permit pharmaceutical imports from Cuba’s rapidly developing biotech industry. Cuba has made important strides in biotechnology ...Center for Molecular Immunology ...”.

In summary, the past 15 months at YM have been extremely challenging as we strove to establish credibility for nimotuzumab’s effectiveness against the powerful head-wind of the conventional belief about the class effect of the necessity of toxicity in EGFR antibodies. In addition, we have continued our unique advances toward achieving permission for nimotuzumab to undertake multiple clinical trials and realizing its eventual commercial prospects in the US.

The understanding that these last 15 months of work have brought to the entire arena of EGFR-targeting antibodies reverses the negative prospects attributed to nimotuzumab. In addition, the enlightened approach demonstrably being adopted toward Cuba matters, consistent with the stated position of senior members of the current US administration (including President Obama), holds out the prospect for positive consequences for our drug which will benefit both our stakeholders and cancer patients in the US.

YM has the drive and the means to see its two current randomized, double-blinded trials through to completion, and during this 18-30 month period we anticipate multiple reports of clinical data from other trials with nimotuzumab will surface worldwide. The positive outcomes reasonably expected from those trials, which target the indications and regimens that our recent work has identified as lowest risk, should further amplify the expectation that nimotuzumab will emerge as best-in-class anti-EGFR monoclonal antibody.

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